Exhibit 99.1
LIST OF NAMES OF THE UNDERWRITERS OF THE PROVINCE’S 2.625%
GLOBAL DEBENTURES
SERIES FQ DUE JULY 15, 2015
Banc of America Securities LLC
CIBC World Markets Corp.
RBC Capital Markets Corporation
The Toronto-Dominion Bank
National Bank Financial Inc.
HSBC Securities (USA) Inc.
Scotia Capital (USA) Inc.
Bank of Montreal, London Branch
Casgrain & Company (USA) Limited